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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

California Coastal Communities, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
500434303
(CUSIP Number)
Marcy S. Cohen, Esq.
ING Capital LLC
1325 Avenue of the Americas
New York, New York 10019
(646) 424-6154
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 21, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	500434303	Page	2	of	14

1	NAMES OF REPORTING PERSONS: ING Groep N.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐ N/A

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Netherlands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,630,683 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,630,683 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,630,683 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.02%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC
(1) This number represents holdings as of June 21, 2007.
(2) Based on 10,855,963 shares of California Coastal Communities, Inc. common stock issued and outstanding as of April 30, 2007 as reported in California Coastal Communities, Inc.’s Form 10-Q for the quarterly period ended March 31, 2007.

CUSIP No.	500434303	Page	3	of	14

1	NAMES OF REPORTING PERSONS: ING Capital LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐ N/A

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,380,683 (3)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,380,683 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,380,683 (3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.72%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(3) This number represents holdings as of June 21, 2007. ING Capital LLC is an indirect subsidiary of ING Groep N.V.

CUSIP No.	500434303	Page	4	of	14

1	NAMES OF REPORTING PERSONS: ING Global Investment Strategies LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐ N/A

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		250,000 (4)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

250,000 (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

250,000 (4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(4) This number represents holdings as of June 21, 2007. ING Global Investment Strategies LLC is an indirect subsidiary of ING Groep N.V.

CUSIP No.	500434303	Page	6	of	14
INTRODUCTION
     This Amendment No. 3 (this “Amendment”) relates to the Schedule 13D filed by ING Baring (U.S.) Capital Corporation (“ING Baring”), the predecessor in interest of ING Capital LLC (“ING Capital”) with respect to the securities covered hereby, with the Securities and Exchange Commission on September 12, 1997 (the “Schedule 13D”) and by Amendment No. 1 filed on July 24, 1998 (“Amendment No. 1”), as amended by Amendment No. 2 filed on March 17, 2005 (“Amendment No. 2”), with respect to the common stock, $0.05 par value per share (the “Common Stock”) of California Coastal Communities, Inc., a Delaware corporation.
     This Amendment amends and restates the Schedule 13D and Amendment No. 2 and is being filed to report the addition of ING Global Investment Strategies, LLC (“ING Global”) to the Section 13(d) group with beneficial ownership by the group, in the aggregate, of 1,630,683 shares of Common Stock and to reflect the beneficial ownership of each of the individual members of the group.
ITEM 1. Security and Issuer.
Item 1 is hereby amended and restated in its entirety with the following:
     This statement relates to shares of common stock, par value of $0.05 per share, of California Coastal Communities, Inc., a Delaware corporation (the “Company”), with its principal executive offices located at 6 Executive Circle, Suite 250, Irvine, CA 92614, United States of America.
ITEM 2. Identity and Background.
     (a) and (b) This Schedule 13D is filed on behalf of ING Groep N.V. (“ING”), a limited liability company organized under the laws of The Netherlands, ING Capital, a limited liability company organized under the laws of the State of Delaware and a wholly-owned indirect subsidiary of ING, and ING Global Investment Strategies LLC (“ING Global”), a limited liability company organized under the laws of the State of Delaware and a wholly-owned indirect subsidiary of ING. ING, ING Capital and ING Global are sometimes referred to herein as “Reporting Persons”. ING Capital is the beneficial owner of the Common Stock previously held by ING Baring, as ING Baring was a predecessor in interest of ING Capital with respect to the securities covered hereby. The original Schedule 13D and Amendment No. 1 were filed by ING Baring.
     ING is a financial services holding company whose subsidiaries are engaged principally in the insurance and banking businesses. The principal executive office and principal place of business of ING is located at Amstelveenseweg 500, 1081 KL Amsterdam, P.O. Box 810, 1000 AV Amsterdam, The Netherlands. 99.99% of the ordinary shares of ING are owned by, and registered in the name of, Stichting ING Aandelen (the “Trust”), a Netherlands Trust and the issuer of Bearer Depositary Receipts of ING Groep N.V.
     ING Capital is engaged principally in providing financial services and related businesses. The principal executive office and principal place of business of ING Capital is located at 1325 Avenue of the Americas, New York, New York 10019.
     ING Global is engaged principally in providing financial services and related businesses. The principal executive office and principal place of business of ING Global is located at 1325 Avenue of the Americas, New York, New York 10019.
     Other than the executive officers of ING Capital, the executive officers of ING Global, the executive officers and members of the Executive Board of ING, the members of the Supervisory Board of ING and the members of the Management Board of the Trust, there are no persons or corporations controlling or ultimately in control of ING Capital, ING Global or ING, respectively. The name and business address of each executive officer of ING Capital, each executive officer of ING Global, each executive officer and member of the Executive Board of ING, each member of the Supervisory Board of ING and each member of the Management Board of the Trust are set forth in Annex 1 hereto and incorporated herein by reference.
     (c) The present principal occupation of each executive officer of ING Capital, each executive officer of ING Global, each executive officer and member of the Executive Board of ING, each member of the Supervisory

CUSIP No.	500434303	Page	7	of	14
Board of ING and each member of the Management Board of the Trust is set forth in Annex 1 hereto and incorporated herein by reference.
     (d) During the last five years, neither ING, ING Capital, or ING Global nor, to the best of their knowledge, any of the persons listed in Annex 1 hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, neither ING, ING Capital, or ING Global nor, to the best of their knowledge, any of the persons listed in Annex 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws, or finding any violation with respect to such laws other than the Order Instituting Cease-and-Desist Proceedings, Making Findings, and Imposing a Cease-and-Desist Order Pursuant to Section 8A of the Securities Act of 1933 (the “Securities Act”) entered into by ING Groep N.V. and ING Bank N.V. (the “Respondents”) with the United States Securities and Exchange Commission (“SEC”) on July 26, 2005 (the “Order”). In this matter the Respondents offered an Offer of Settlement (the “Offer”) in anticipation of proceedings based on alleged violations of Section 5 of the Securities Act. Under the terms of the Offer, which the SEC accepted, the Respondents did not admit or deny the factual allegations but consented to the entry of an order to cease-and-desist from committing or causing any violations and any future violations of Section 5 of the Securities Act. The Order did not require the payment of any fines, penalties or other amounts by the Respondents.
     (f) The citizenship of each of the executive officers of ING Capital, the executive officers of ING Global, the executive officers and members of the Executive Board of ING, the members of the Supervisory Board of ING and the members of the Management Board of the Trust is set forth on Annex 1 hereto and incorporated herein by reference.
ITEM 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated in its entirety with the following:
     No cash was required to be paid by the Reporting Persons in consideration of the issuance of the 1,666,943 shares of Common Stock to the Reporting Persons on September 2, 1997. Such shares were issued by the Company under and pursuant to a plan of reorganization (the “Plan”) filed by the Company under Chapter 11 of the United States Bankruptcy Code on July 14, 1997. The Plan was confirmed by the United States Bankruptcy Court for the District of Delaware on August 19, 1997 and became effective on September 2, 1997. Pursuant to the Plan, the Company agreed, among other things, to exchange all of its outstanding debentures and all of its outstanding Class A Common Stock (“Class A Stock”) for Common Stock.
     Under the Plan, the Company exchanged 56 shares of Common Stock for each $1,000 in principal amount of the 12% Senior Subordinated Pay-In-Kind Debentures due March 15, 2002 (“Senior Debentures”) and 28 shares of Common Stock for each $1,000 in principal amount of the outstanding 12% Subordinated Pay-In-Kind Debentures due March 15, 2002 (“Subordinated Debentures”) that were outstanding as of March 15, 1997, and 1 share of Common Stock for each 100 shares of Class A Stock that were outstanding.
     Pursuant to the Plan, holders of Senior Debentures and/or Subordinated Debentures and Class A Stock on September 2, 1997 received shares of Common Stock in exchange for releasing the Company from its obligations under the debentures and the Class A Stock. The Reporting Persons received 1,666,943 shares of Common Stock from the Company under this Plan in exchange for its release of the Company from its obligations to the Reporting Persons under the $25,636,326 principal amount of Senior Debentures (1,435,634 shares of Common Stock), the $8,207,441 principal amount of Subordinated Debentures (229,808 shares of Common Stock) and the $150,000 of Class A Stock (1,500 shares of Common Stock) held by the Reporting Persons on September 2, 1997.
     On July 22, 1998, the Reporting Persons purchased 3,583 shares of Common Stock from Paul M. Meister (“Meister”) pursuant to a letter agreement dated July 16, 1998 by and among the Company and the Seller, a copy of

CUSIP No.	500434303	Page	8	of	14
which is attached as Exhibit 1 to Amendment No. 1 and is incorporated herein by reference, for an aggregate purchase price of $29,559.75, or $8.25 per share.
     On July 22, 1998, the Reporting Persons purchased 235,852 shares of Common Stock from Abex 19992 Stock Trust (“Abex”) pursuant to a letter agreement dated July 16, 1998 by and among the Company and Abex, a copy of which is attached as Exhibit 2 to Amendment No. 1 and is incorporated herein by reference, for an aggregate purchase price of $1,945,779, or $8.25 per share.
     On July 22, 1998, the Reporting Persons purchased 23,493 shares of Common Stock from Paul Montrone (“Montrone”) pursuant to a letter agreement dated July 22, 1998 by and among the Company and Montrone, a copy of which is attached as Exhibit 3 to Amendment No. 1 and is incorporated herein by reference, for an aggregate purchase price of $193,817.25, or $8.25 per share.
     On July 22, 1998, the Reporting Persons purchased 813 shares of Common Stock from Penates Foundation (the “Foundation”) pursuant to a letter agreement dated July 16, 1998 by and among the Company and the Foundation, a copy of which is attached as Exhibit 4 to Amendment No. 1 and is incorporated herein by reference, for an aggregate purchase price of $6,707.25, or $8.25 per share.
     On March 7, 2005, the Reporting Persons entered into a forward sale agreement for the disposition of 300,000 shares of the Common Stock acquired in the transactions described above to Mercury Targeted Securities Fund LP. A copy of the forward sale agreement was attached as Exhibit 1 to Amendment No. 2 and is incorporated herein by reference.
     On June 21, 2007, ING Capital, acting as investment manager on behalf of ING Middenbank Curacao N.V., transferred (i) 250,000 shares of Common Stock to ING Schuyler Master LTD, a fund for which ING Global acts as investment manager, and (ii) 1,380,683 shares of Common Stock to ING Capital. ING is the indirect parent company of both ING Capital and ING Global through a chain of wholly-owned subsidiaries. Any transactions reflected by the transfer on June 21, 2007 are not subject to Section 16 of the Securities Exchange Act of 1934, as amended.
ITEM 4. Purpose of Transaction.
     This Amendment No. 3 is being filed to report the addition of ING Global Investment Strategies, LLC (“ING Global”) to the Section 13(d) group with beneficial ownership by the group, in the aggregate, of 1,630,683 shares of Common Stock and to reflect the beneficial ownership of each of the individual members of the group.
ITEM 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety with the following:
     (a) The total number of Shares that the Reporting Persons beneficially own, in the aggregate, is 1,630,683, which represents 15.02% of the total outstanding shares of Common Stock (2). California Coastal Communities, Inc. has 10,855,963 (2) shares of common stock issued and outstanding.
     Geoffrey W. Arens, a Managing Director of ING Capital and Chief Executive Officer and Managing Director of ING Global, has been a director of the Company since April 5, 2004 and beneficially owns restricted shares that were issued to him under the Company’s Director Fee Program of the Amended and Restated 1993 Stock Option/Stock Issuance Plan. Mr. Arens disclaims beneficial ownership of all shares of common stock beneficially owned by ING, ING Capital and ING Global.
     Except as described in the preceding paragraphs, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons referred to in Annex I attached hereto, beneficially owns any shares of Common Stock.
     (b) See items #7, #8, # 9 and #10 on pages 2, 3 and 4.
     (c) Not Applicable.

CUSIP No.	500434303	Page	9	of	14
     (d) Except as set forth in this Amendment to Schedule 13D, to the knowledge of the Reporting Persons, no person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock covered by this Amendment to Schedule 13D.
     (e) Not Applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Except as described herein (please see Item 3), neither the Reporting Persons nor any other person referred to in Annex I attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7. Material to be Filed as Exhibits.
     Exhibit 1: Joint Filing Agreement

CUSIP No.	500434303	Page	10	of	14
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 10, 2007.

ING GROEP N.V.
By:	/s/ Klaas de Wit
	Name:	Klaas de Wit
	Title:	Head of Compliance Operations

By:	/s/ Cornelis Blokbergen
	Name:	Cornelis Blokbergen
	Title:	Head Legal Group

ING CAPITAL LLC
By:	/s/ Geoff Arens
	Name:	Geoff Arens
	Title:	Managing Director

ING GLOBAL INVESTMENT STRATEGIES LLC
By:	/s/ Geoff Arens
	Name:	Geoff Arens
	Title:	Managing Director

Annex 1
DIRECTORS AND EXECUTIVE OFFICERS OF ING CAPITAL LLC, DIRECTORS AND EXECUTIVE OFFICERS OF ING GLOBAL INVESTMENT STRATEGIES LLC, EXECUTIVE OFFICERS AND MEMBERS OF THE EXECUTIVE BOARD OF ING GROEP N.V., MEMBERS OF THE SUPERVISORY BOARD OF ING GROEP N.V AND MEMBERS OF THE MANAGEMENT BOARD OF STICHTING ING AANDELEN.
The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each executive officer of ING Capital LLC (“ING Capital”) and ING Global Invstment Strategies LLC (“ING Global”), each member of the Supervisory Board of ING Groep N.V. (“ING”), each executive officer and member of the Executive Board of ING and each member of the Management Board of Stichting ING Aandelen, (formerly known as Stichting Administratiekantoor ING Groep, the “Trust”), as applicable, is set forth below. Except as set forth below, each of the executive officers of ING Capital and ING Global is a citizen of the United States and each of the executive officers and members of the Executive Board of ING, each of the members of the Supervisory Board of ING and each of the members of the Management Board of the Trust is a citizen of The Netherlands. The business address of each executive officer of ING Capital is 1325 Avenue of the Americas, New York, New York 10019. The business address of each executive officer of ING Global is 1325 Avenue of the Americas, New York, New York 10019. The business address of each executive officer and member of the Executive Board, each member of the Supervisory Board of ING and each member of the Management Board of the Trust is Amstelveenseweg 500, 1081 KL Amsterdam, The Netherlands. Unless otherwise indicated, each occupation set forth opposite the name of an executive officer or member of the Executive Board of ING or a member of the Supervisory Board of ING refers to employment with ING, each occupation set forth opposite the name of a member of the Management Board of the Trust refers to employment with the Trust, each occupation set forth opposite the name of an executive officer of ING Capital refers to employment with ING Capital, and each occupation set forth opposite the name of an executive officer of ING Global refers to employment with ING Global.
ING GROEP N.V.

NAME, POSITION WITH ING GROEP
N.V. AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Michel Tilmant, Chairman of Executive Board Belgian	Chairman of the Executive Board since April 27, 2004. Vice-Chairman of the Executive Board since May 2, 2002, and member of the Executive Board since May 8, 1998.

John Hele, Member of Executive Board American	Member of the Executive Board since April 24, 2007.

Koos Timmermans, Member of Executive Board Dutch	Member of the Executive Board since April 24, 2007.

Dick Harryvan, Member of Executive Board Dutch	Member of the Executive Board since April 25, 2006.

Eric Boyer de la Giroday, Member of Executive Board Belgian	Member of the Executive Board since April 27, 2004.

Tom McInerney, Member of Executive Board American	Member of the Executive Board since April 25, 2006.

Eli Leenaars, Member of Executive Board Dutch	Member of the Executive Board since April 27, 2004.

NAME, POSITION WITH ING GROEP
N.V. AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Hans van der Noordaa, Member of Executive Board Dutch	Member of the Executive Board since April 25, 2006.

Jacques de Vauleroy, Member of Executive Board Belgian	Member of the Executive Board since April 25, 2006.

Cor Herkstroter, Chairman of Supervisory Board Dutch	Chairman of the Supervisory Board since May 1999 and member since May 1998.

Luella Gross Goldberg, Member of the Supervisory Board American	Member of Supervisory Board since April 2001.

Henk Breukink, Member of the Supervisory Board Dutch	Member of the Supervisory Board since April 2007.

Piet Klaver, Member of Supervisory Board Dutch	Member of the Supervisory Board since April 2006.

Godfried van der Lugt, Member of Supervisory Board Dutch	Member of the Supervisory Board since April 2001.

Piet Hoogendoorn, Member of Supervisory Board Dutch	Member of the Supervisory Board since June 2007.

Wim Kok, Member of Supervisory Board Dutch	Member of the Supervisory Board since April 2003.

Claus Dieter Hoffman, Member of the Supervisory Board German	Member of Supervisory Board since April 2003.

Jan H.M. Hommen, Member of Supervisory Board Dutch	Member of the Supervisory Board since June 2005.

Karel Vuursteen, Member of the Supervisory Board Dutch	Member of the Supervisory Board since April 2002.

Eric Bourdais de Charbonnière, Vice-Chairman of Supervisory Board French	Member of the Supervisory Board since April 2004.

ING GLOBAL INVESTMENT STRATEGIES LLC

NAME AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Geoff Arens (United States)	Chief Executive Officer and Managing Director

Lance Larsen (United States)	Chief Operating Officer and Director

Oliver Casse (Netherlands)	Director

Marcy S. Cohen, Esq. (United States)	General Counsel

Kathleen Gorman (United States)	Secretary

Timothy Meehan, Esq. (United States)	Assistant General Counsel & Assistant Secretary

Nicole Ponzoa, Esq. (United States)	Assistant General Counsel & Assistant Secretary

Benjamin Emanuel (United States)	Managing Director — Tax

John McCarthy (United States)	Managing Director and Chief Compliance Officer

ING CAPITAL LLC

NAME AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Charles O’Neil (United States)	President and Chief Executive Officer and a Director of ING Financial Holdings Corporation, the sole member of ING Capital

John Egan (United States)	Chief Financial Officer and Managing Director (1)

Graeme Dewar (United Kingdom)	Chief Operating Officer and Senior Managing Director (1)

Marcy S. Cohen, Esq. (United States)	General Counsel and Managing Director (1)

Richard Butler (United States)	Managing Director and a Director of ING Financial Holdings Corporation, the sole member of ING Capital

Kathleen Gorman (United States)	Secretary (1)
Stichting ING Aandelen

NAME, POSITION WITH THE TRUST	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Jan Veraart Chairman	Chairman since December 2006, Member since August 1, 2001.

Ton Regtuijt Member	Member since May 12, 1996.

Huib Blaisse Member	Member since December 1, 1999.

Carel.van de Driest Member	Member since April 2007.

Paul Fentrop Member	Member since July 1, 2004.

[1]	Also reflects occupation with ING Financial Holdings Corporation, the sole member of ING Capital LLC.